Exhibit (d)(3)

FORM OF NONCOMPETITION AGREEMENT

THIS NONCOMPETITION AGREEMENT (this “Agreement”) is entered into as of October 31, 2011, by and between Yahoo! Inc., a Delaware corporation (“Yahoo!”), and [*](“Individual”), a stockholder and an employee of interclick, Inc., a Delaware corporation (the “Company”).

RECITALS

A.    The Company is engaged in the business of developing, marketing, providing and supporting any software, products, services or technologies that involve or relate to enabling marketers and publishers to implement, manage and optimize online advertising across multiple channels including display, video, mobile and search (hereafter, the “Restricted Business”).

B.    Individual is a key employee and executive officer of the Company, holds capital stock and/or rights to purchase capital stock of the Company, has been actively involved in the management of the Company’s business and in the development of the Company’s products and technology and has thereby acquired significant experience, skill, and confidential and proprietary information relating to the business and operation of the Company.

C.    Individual’s covenants regarding no competition and no solicitation, as reflected in this Agreement, are an essential part of the transactions described in that certain Agreement and Plan of Merger, dated as of October 31, 2011 (the “Merger Agreement”), among Yahoo!, Innsbruck Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Yahoo! (“Purchaser”) and the Company, pursuant to which, among other matters, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving entity following the Merger.

D.    Yahoo! desires to protect its investment in the business to be acquired pursuant to the Merger Agreement and accordingly, as a condition to its willingness to enter into the Merger Agreement and to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, has required that Individual agree to limit certain activities by Individual (as set forth herein) which would compete with or otherwise harm such business.

E.    As part of the consideration and as an inducement to Yahoo! to enter into the Merger Agreement and acquire such business, Individual is willing to agree to and abide by such restrictions.

F.    References to “Yahoo!” hereinafter shall include all subsidiaries of Yahoo! and, following the Effective Time (as defined in the Merger Agreement), shall include the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and in order to induce Yahoo! to consummate the transactions contemplated by the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

1.	Noncompetition.

(a)    Individual acknowledges that the nature of the Company’s business and Individual’s position with and relationship to the Company are such that if Individual were to become employed by, or otherwise involved in, the business of a competitor of the Company following the Closing (as defined in the Merger Agreement), it would be very difficult for Individual not to rely on or use the Company’s trade secrets and confidential information. Thus, to avoid the inevitable disclosure of the Company’s trade secrets and confidential information, and to protect such trade secrets and confidential information and the Company’s relationships and goodwill with customers, during the period commencing at the Closing and terminating on the fourth (4th) anniversary following the date on which the Closing occurs (the “Restricted Period”), Individual shall not (in each case, directly or indirectly, through any Affiliate of Individual or other person or otherwise) (i) enter into, engage or otherwise participate in the Restricted Business or (ii) have any ownership interest or other profit participation interest in, enter the employ of, render any services to, enter into a joint venture with, participate in the management, financing, operation or control of, or otherwise engage or participate in, or be connected as an owner, partner, officer, principal, creditor, salesman, guarantor, advisor, licensor of technology, member of the board of directors of, or consultant to any entity or business, division, group, or other subset of any business, engaged (or to Individual’s knowledge, planning to engage) in the Restricted Business.

(b)    Notwithstanding anything in Section 1(a) above to the contrary and the restrictions set forth therein, Individual may (directly or indirectly through a mutual fund or similar common investment vehicle) passively own securities in any publicly-held corporation that is covered by the restrictions set forth in Section 1(a); provided that Individual does not own, of record or beneficially, in the aggregate more than one percent (1%) of the outstanding beneficial ownership of such corporation and does not have any active participation in the business of such corporation.

(c)    The restrictions set forth in Section 1(a) shall apply worldwide (the “Business Area”).

(d)    “Affiliate” as used herein, means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity.

2.    Nonsolicitation of Yahoo! Employees. During the term of Individual’s employment with Yahoo! and for eighteen months following the date on which Individual’s employment with Yahoo! terminates, Individual shall not, without the prior express written consent of Yahoo!, directly or indirectly (including without limitation, through any Affiliate of Individual or other person), (i) solicit, request or otherwise attempt to induce any person who is at the time, or was within the previous six (6) month period an employee or a consultant of Yahoo! to leave the employ of or terminate such person’s relationship with Yahoo! or (ii) interfere with the relationship between Yahoo! and any such employee or consultant. Notwithstanding the foregoing, placing general advertisements or similar notices in newspapers, magazines or electronic media shall not, in itself, be deemed a violation of this Section 2 provided that such general advertisements or similar notices are not targeted specifically at employees or consultants of Yahoo!.

3.    Nonsolicitation of Customers. During the term of Individual’s employment with Yahoo! and for eighteen months following the date on which Individual’s employment with Yahoo! terminates, Individual shall not, directly or indirectly (including without limitation, through any Affiliate of Individual or other person) (i) solicit any existing customer, vendor, supplier, licensor, lessor, joint venturer, associate, consultant, agent or partner of Yahoo!, including but not limited to any existing customer of the Company, for the purpose of influencing such person to cease doing business in whole or in part with Yahoo! or (ii) interfere with, disrupt, or attempt to disrupt the business relationships

(contractual or otherwise) existing (now or at any time in the future) between Yahoo! and/or its Affiliates with any third party (including, without limitation, Yahoo!’s customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents and partners). Notwithstanding the foregoing, placing general advertisements in newspapers, magazines or electronic media shall not, in itself, be a violation of this Section 3.

4.    Understanding of Covenants. The recitals to this Agreement are incorporated herein by this reference. Individual acknowledges and agrees with such recitals, and further agrees that the value of the consideration paid by Yahoo! in connection with the Merger Agreement, including the Offer and the other transactions contemplated by the Merger Agreement, is substantial and that preservation of the confidential and proprietary information, goodwill, stable workforce, and customer relations of the Company is a material part of the consideration that Yahoo! is receiving in the Merger Agreement. Individual further acknowledges and agrees that he (i) is familiar with and has carefully considered the covenants set forth above in this Agreement, (ii) is fully aware of his obligations hereunder, [(iii) is key employee and an executive officer of the Company, has been actively involved in the management of the Company’s business, is a [significant] stockholder of the Company,]1 is in possession of trade secrets and confidential information of the Company, and in continuing to provide services to Yahoo! following the Closing will continue to have access to trade secrets and confidential information of the Company (as well as other trade secrets and confidential information of Yahoo!), (iv) understands that one of the material inducements for the Company to enter into the Merger Agreement and provide Individual the consideration for his equity interests in the Company specified in the Merger Agreement is Individual’s agreement to enter into an agreement containing the covenants set forth above in this Agreement, (v) agrees to the reasonableness of the character, duration, geographic and scope coverage of the covenants set forth above in this Agreement and that such covenants shall continue through the Restricted Period regardless of whether Individual receives any compensation from Yahoo! for employment or services during the Restricted Period, (vi) agrees that the Company currently conducts business throughout the Business Area, (vii) agrees that the covenants set forth above in this Agreement are necessary to protect the Company’s confidential and proprietary information, goodwill, stable workforce, and customer relations, and (viii) agrees that such covenants are separately bargained-for consideration and are material inducements to Yahoo! to enter into the Merger Agreement. Individual acknowledges that his ability to earn a livelihood without violating such restrictions is a material condition to Individual’s continued services to the Company and any services to Yahoo! following the Merger. Individual agrees that the covenants set forth above in this Agreement do not confer a benefit upon the Company disproportionate to the detriment of Individual. Individual represents that Individual’s execution of this Agreement, and the performance of Individual’s obligations under this Agreement, do not and will not conflict with, or result in a violation or breach of, any other agreement to which Individual is a party or any judgment, order or decree to which Individual is subject.

5.    Injunctive Relief. Individual acknowledges that any breach by Individual of this Agreement (given, among other factors, the unique skills, position and exposure to confidential and proprietary information at issue with respect to this Agreement) would cause immediate and irreparable harm to the Company or Yahoo!, that such harm would be difficult or impossible to measure, and that damages for the Company or Yahoo! would therefore be an inadequate remedy for any such breach. Therefore, Individual agrees that in the event of a breach or threatened breach of this Agreement, the Company or Yahoo! shall be entitled to an injunction restraining Individual from the conduct which would constitute a breach of this Agreement, specific performance and/or other appropriate relief (without posting any bond or deposit) in order to enforce and prevent any violations of this Agreement, and require (without limiting any other remedy) Individual to account for and pay over to the Company or Yahoo! all

1 Note: As applicable, for each individual.

compensation, profits, moneys, accruals, increments or other benefits derived from or received as a result of any transactions constituting a breach of this Agreement if and when final judgment of a court of competent jurisdiction is so entered against Individual. Nothing herein contained shall be construed as prohibiting or limiting the Company or Yahoo! from pursuing any other remedies (at law or otherwise) available to it or them for such breach or threatened breach, including, without limitation, the recovery of damages. Furthermore, the Restricted Period shall be extended by the same time that Individual is in breach of Section 1 of this Agreement.

6.    Separate Covenants. This Agreement shall be deemed to consist of a series of separate covenants, one for each line of business included within the Restricted Business and each county, state, country or other region included within the Business Area. The parties expressly agree that the character, duration, geographic and scope limitation of this Agreement are reasonable in light of the circumstances as they exist on the date upon which this Agreement has been executed. However, should a determination nonetheless be made by a court of competent jurisdiction at a later date that the character, duration, geographical or scope limitation of this Agreement exceeds that permitted by applicable law, then the parties agree that such provision(s) will be reformed to the maximum character, duration, geographical and scope limitations, as the case may be, permitted by applicable law. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because, taken together, they are more extensive (after giving effect to any reformation contemplated by the preceding sentence) than necessary or appropriate to assure Yahoo! of the intended benefit of this Agreement, it is expressly understood and agreed among the parties hereto that those covenants that, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions hereof.

7.    Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable under any present or future law, and if the rights and obligations of any party under this Agreement will not be materially and adversely affected thereby, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction, and to this end the provisions of this Agreement are declared to be severable; furthermore, in lieu of such invalid or unenforceable provision there will be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, if such provision could be more narrowly drawn (as to character, duration, geographical and scope limitations or otherwise) so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

8.    Governing Law; Venue.

(a)    This Agreement and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed, interpreted and enforced in accordance with, the laws of the State of New York (without regard to laws that may be applicable under conflicts of laws principles, whether of the State of New York or any other jurisdiction).

(b)    Any action, claim, suit or proceeding between the parties hereto arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the courts of the State of New York or federal courts of the United States of America sitting in the Borough of Manhattan, New York. Each party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such action, claim, suit or proceeding and agrees that it will not bring any such action, claim, suit or proceeding in any other court. Furthermore, each party hereby irrevocably waives and agrees not to assert as a defense, counterclaim or otherwise, in any such action, claim, suit or proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 13, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable law, any claim that (A) the action, claim, suit or proceeding in such court is brought in an inconvenient forum, (B) the venue of the action, claim, suit or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action, claim, suit or proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 13 or in such other manner as may be permitted by applicable Law.

(c)    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(C).

9.    Amendments and Waivers. This Agreement may be modified only by a formal, definitive written instrument, expressly referring to this Agreement, that is duly executed by each party hereto. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party who might assert such breach. No waiver of any right hereunder shall operate as a waiver of any other right or of the same or a similar right on any other occasion.

10.    Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which, when so executed and delivered, shall be an original, but all of which, when taken as a whole, shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

11.    Section Headings; Construction. The headings of each Section, subsection or other subdivision of this Agreement are for reference only and shall not limit or control the meaning thereof. Where the context requires, as used in this Agreement, the singular shall include the plural, the plural shall include the singular, and any gender (or the neutral, as the case may be) shall include all other genders (including the neutral). Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

12.    Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned by any party without the consent of the other parties; provided, however, that Yahoo! may assign its rights hereunder, without the consent of Individual, to any entity that acquires or succeeds to its business.

13.    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage prepaid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three (3) business days after mailing if sent by mail, and one (1) business day after dispatch if sent by express courier, to the following addresses, addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Yahoo!:

Yahoo!, Inc.

701 First Avenue

Sunnyvale, CA 94089

Attention: General Counsel

Fax: (408) 349-3510

(b)    if to Individual:

as set forth below the name of Individual on the signature page hereof.

14.    Effectiveness. Notwithstanding any other provision of this Agreement, this Agreement shall become effective only upon the Effective Time, and if such Effective Time shall not occur prior to or concurrently with the termination of the Merger Agreement this Agreement shall be deemed void ab initio and have no further force or effect upon the termination of the Merger Agreement.

15.    Legal Counsel; Mutual Drafting. Each party hereto recognizes that this is a legally binding contract, and acknowledges and agrees that he, she or it, as applicable, has read and understands this Agreement, is entering into it freely and voluntarily, and has had ample opportunity to consult with legal counsel of his, her or its choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. Yahoo! has made no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth in this Agreement and in the Merger Agreement.

16.    Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Noncompetition Agreement as of the date first above written.

YAHOO! INC.

By:
Name:
Title:

INDIVIDUAL

By:
Name:
Address/Fax:

SIGNATURE PAGE TO NONCOMPETITION AGREEMENT